================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)
                             -----------------------

                                TICKETS.COM, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.000225 PER SHARE
                         (Title of Class of Securities)

                                    88633M101
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 MARCH 15, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
977383108                                                          Page  2 of 19
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH             16,485,981 shares of common stock,
         REPORTING                      par value $0.000225
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        16,485,981 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,485,981 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  3 of 19
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 46, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH             16,485,981 shares of common stock,
         REPORTING                      par value $0.000225
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        16,485,981 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,485,981 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  4 of 19
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH             16,485,981 shares of common stock,
         REPORTING                      par value $0.000225
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        16,485,981 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,485,981 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  5 of 19
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH             16,485,981 shares of common stock,
         REPORTING                      par value $0.000225
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        16,485,981 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,485,981 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  6 of 19
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH             16,485,981 shares of common stock,
         REPORTING                      par value $0.000225
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        16,485,981 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,485,981 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  7 of 19
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH             16,485,981 shares of common stock,
         REPORTING                      par value $0.000225
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        16,485,981 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,485,981 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.4%.
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  8 of 19
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH             16,485,981 shares of common stock,
         REPORTING                      par value $0.000225
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        16,485,981 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,485,981 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  9 of 19
-----------------------------                      -----------------------------


AMENDMENT NO.2 TO SCHEDULE 13D.

                  This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of June 21, 2001, as amended by Amendment No. 1 thereto, dated as of August 6, 2001, as amended by Amendment No. 2 thereto, dated as of August 31, 2001, with respect to the shares of Common Stock, par value $0.000225 per share (the "Common Stock") of Tickets.com, Inc., a Delaware corporation (the "Company").


ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 46, L.P., a Delaware limited partnership ("GAP 46"), General Atlantic Partners 54, L.P., a Delaware limited partnership ("GAP 54"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 46, GAP 54, GAP 74, GapStar and GAPCO, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The

-----------------------------                      -----------------------------
977383108                                                          Page 10 of 19
-----------------------------                      -----------------------------


general partner of each of GAP 46, GAP 54 and GAP 74 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, , Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). Mr. Kelly is a director of the Company. The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Kern, Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of

-----------------------------                      -----------------------------
977383108                                                          Page 11 of 19
-----------------------------                      -----------------------------


federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  This Amendment No. 3 is being filed by the Reporting Persons as a result of the execution by GAP 74, GAPCO II and GapStar of the Securities Purchase Agreement, dated March 15, 2002, by and among the Company, GAP 74, GAPCO II and GapStar (the "Securities Purchase Agreement"), pursuant to which GAP 74, GAPCO II and GapStar agreed to purchase on March 25, 2002 (the "Closing Date"), for an aggregate purchase price of $20,000,000, an aggregate of 8,474,576 shares of the Company's Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock (the "Series G Stock") and warrants to purchase, at an exercise price of $2.36 per share, 1,800,000 shares of Common Stock. See Item 6 below for a more complete description of the Securities Purchase Agreement. The source of funds was from contributions from partners of GAP 74 and GAPCO II and advances under an existing credit facility for GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP 46, GAP 54, GAP 74, GapStar, GAPCO and GAPCO II each own of record no shares of Common Stock, 525,483 shares of Common Stock, 339,844 shares of Common Stock, 340,368 shares of Common Stock, 25,844 shares of Common Stock, 109,436 shares of Common Stock and 118,236 shares

-----------------------------                      -----------------------------
977383108                                                          Page 12 of 19
-----------------------------                      -----------------------------


of Common Stock, respectively, or 0%, 2.3%, 1.5%, 1.5%, 0.1%, 0.5% and 0.5%
respectively, of the Company's issued and outstanding shares of Common Stock.

                  In addition, as of the date hereof, GAP 74, GapStar and GAPCO II each own of record 14,404,950 shares of Series F Senior Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock") convertible into 3,891,176 shares of Common Stock, 1,093,750 shares of Series F Preferred Stock convertible into 295,451 shares of Common Stock and 2,001,300 shares of Preferred Stock convertible into 540,606 shares of Common Stock, respectively, or 17.3%, 1.3% and 2.4%, respectively, of the Company's issued and outstanding shares of Common Stock. As of the date hereof, GAP 54 and GAPCO II each own of record warrants to purchase 20,650 shares of Common Stock and warrants to purchase 4,311 shares of Common Stock, respectively, or 0.1% and 0% of the Company's issued and outstanding shares of Common Stock.

                  In addition, on the Closing Date (i) GAP 74, GAPCO II and GapStar will own of record 7,003,889 shares of Series G Preferred Stock initially convertible into 7,003,889 shares of Common Stock, 1,346,163 shares of Series G Preferred Stock initially convertible into 1,346,163 shares of Common Stock and 124,524 shares of Series G Preferred Stock initially convertible into 124,524 shares of Common Stock, respectively, or 31.2%, 6.1% and 0.6%, respectively, of the Company's issued and outstanding shares of Common Stock and
(ii) GAP 74, GAPCO II and GapStar will own of record warrants to purchase 1,487,626 shares of Common Stock, warrants to purchase 285,925 shares of Common Stock and warrants to purchase 26,449 shares of Common Stock, or 6.6%, 1.3% and 0.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 46, GAP 54 and GAP 74 and the managing member of GapStar, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of

-----------------------------                      -----------------------------
977383108                                                          Page 13 of 19
-----------------------------                      -----------------------------


the shares of Common Stock, as converted, which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 16,485,981 shares of Common Stock or 73.4% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 16,485,981 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended by adding the following thereto:

                  As noted above, pursuant to the Securities Purchase Agreement,
(i) GAP 74 agreed to purchase from the Company an aggregate of 7,003,889 shares of Series G Preferred Stock and warrants to purchase, at an exercise price of $2.36 per share, 1,487,626 shares of Common Stock, for an aggregate purchase price of $16,529,178.00, (ii) GapStar agreed to purchase from the Company an aggregate of 124,524 shares of Series G Preferred Stock and warrants to purchase, at an exercise price of $2.36 per share, 26,449 shares of Common Stock, for an aggregate purchase price of

-----------------------------                      -----------------------------
977383108                                                          Page 14 of 19
-----------------------------                      -----------------------------


$293,877.00 and (iii) GAPCO II agreed to purchase from the Company an aggregate of 1,346,163 shares of Series G Preferred Stock and warrants to purchase, at an exercise price of $2.36 per share, 285,925 shares of Common Stock, for an aggregate purchase price of $3,176,945.00, respectively, or 37.8%, 0.7% and 7.4% of the Company's issued and outstanding shares of Common Stock.

                  If the Company pays dividends on the Common Stock, then the holders of the Series G Preferred Stock are entitled to share in such dividends on a pro rata basis as if their shares of Series G Preferred Stock had been converted into Common Stock. In addition, the holders of the Series G Preferred Stock shall be paid cumulative dividends at an annual rate of (i) nine percent per annum of the Accreted Value (as hereinafter defined) over (ii) any cash dividends paid to the holders of the Series G Preferred Stock, if any. Such dividends accrue and compound quarterly (the "Compounding Date") whether or not declared by the Board of Directors, and are added to the Accreted Value on each such quarterly date. The Accreted Value means, with respect to each share of Series G Preferred Stock, $2.36 plus the amount of any dividends which have accrued, compounded and been added thereto.

                  Each share of Series G Preferred Stock is convertible into shares of Common Stock at the conversion ratio equal to (i) the Accreted Value plus all dividends accrued since the previous Compound Date divided by (ii) $2.36, subject to certain anti-dilution adjustments.

                  On March 15, 2007, all of the shares of Series G Preferred Stock must be redeemed by the Company in cash, at a redemption price per share equal to the greater of (x) the product of two times the sum of the Accreted Value at the time of such redemption plus all dividends that have accrued since the previous Compounding Date (such product, the "Liquidation Payment") or (y) the average trading price of one share of

-----------------------------                      -----------------------------
977383108                                                          Page 15 of 19
-----------------------------                      -----------------------------


Common Stock on each of the twenty consecutive trading days ending on and including the trading day prior to such redemption date.

                  In addition, in the event of a conversion on or after March 15, 2004, GAP 74, GapStar and GAPCO II shall be entitled to receive an additional amount equal to the Liquidation Payment, as defined, for each share of Series G Preferred Stock converted (with respect to a maximum of 2,824,858 shares of Series G Preferred Stock and 5,649,717 shares of Series G Preferred Stock converted prior to March 15, 2005 and March 15, 2006, respectively) payable at the election of GAP 74, GapStar and GAPCO II in either cash or shares of Common Stock.

                  In addition, concurrently with the execution of the Securities Purchase Agreement, the Company, GAP 74, GAPCO II, GapStar and certain other investors are entering into an Amended and Restated Registration Rights Agreement (the "Amended and Restated Registration Rights Agreement"). Pursuant to the Amended and Restated Registration Rights Agreement, GAP 74, GAPCO II and GapStar as a group will have two demand registration rights for an underwritten offering, and they and the other investors will have customary "piggy-back" registration rights in both primary and secondary offerings (I.E., they have a right to participate in registrations initiated by the Company or other stockholders of the Company).

                  Pursuant to the Letter Agreement dated March 15, 2002, between the Company and GAP 74, GAP 74 agreed to loan an aggregate of $1,000,000 to the Company in consideration of a 9% Senior Promissory Note due April 14, 2002 (the "Note"). The Company will use a portion of the proceeds from the sale of the shares of Series G Preferred Stock and the warrants to repay the Note.

                  The foregoing summaries of the Securities Purchase Agreement, the Amended and Restated Registration Rights Agreement, the Letter Agreement and the

-----------------------------                      -----------------------------
977383108                                                          Page 16 of 19
-----------------------------                      -----------------------------


Note are qualified in their entirety by reference to Exhibits 1, 2 and 3 to this Amendment No. 3 which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Securities Purchase Agreement, dated March 15, 2002, among the Company, GAP 74, GapStar and GAPCO II, as filed by the Company as Exhibit
                                10.1 to its Registration Statement on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2002, which is incorporated by reference.

                  Exhibit 2: Amended and Restated Registration Rights Agreement, dated March 15, 2002 among the Company and certain shareholders of the Company, including GAP 74, GAPCO II and GapStar.

                  Exhibit 3: Letter Agreement between GAP 74 and the Company, dated March 15, 2002 together with Exhibit A thereto containing the Note.

                  Exhibit 4: Power of Attorney, dated January 7, 2002, appointing Thomas J. Murphy Attorney-in-Fact for GAP.

                  Exhibit 5: Power of Attorney, dated January 7, 2002, appointing Thomas J. Murphy Attorney-in-Fact for GAPCO.

                  Exhibit 6: Power of Attorney, dated January 7, 2002, appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

-----------------------------                      -----------------------------
977383108                                                          Page 18 of 19
-----------------------------                      -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 18, 2002.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 46, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact

-----------------------------                      -----------------------------
977383108                                                          Page 19 of 19
-----------------------------                      -----------------------------


                                   GENERAL ATLANTIC PARTNERS 54, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact